UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42299

SAMFINE CREATION HOLDINGS GROUP LIMITED

(Registrant’s Name)

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Results of Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders (the “Meeting”) of Samfine Creation Holdings Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), convened at held at Basement Auditorium, Building 1, Xinghui Industrial Zone, No. 12 Shunyi Road, Liaokeng New Village, Shiyan Street, Bao’an District, Shenzhen, the People’s Republic of China at 10:00 a.m. (EDT), on December 30, 2025, the shareholders of the Company adopted resolutions approving all of the proposals considered at the Meeting. A total of 185,208,727 votes, representing 96.82% of the votes exercisable as of December 11, 2025, the record date for the Meeting, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution(s)		For	Against	Abstain
Proposal No.2

To approve, as an ordinary resolution, that

with effect from such date and time to be determined by the board of directors of the Company (the “Effective Date”) provided that such date shall not be later than February 27, 2026:		185,204,936 (100.00%)	3,791 (0.00%)	0 (0.00%)

(a)	every five issued and unissued shares (namely, both class A ordinary shares of par value US$0.0000625 each and class B ordinary shares of par value US$0.0000625 each) in the share capital of the Company be consolidated into one (1) share of par value US$0.0003125 each (the “Share Consolidation”) so that the authorised share capital of the Company shall be changed from US$50,000 consisting of 800,000,000 shares of par value US$0.0000625 each comprised of 791,000,000 class A ordinary shares of par value US$0.0000625 each and 9,000,000 class B ordinary shares of par value US$0.0000625 each to US$50,000 consisting of 160,000,000 shares of par value US$0.0003125 each comprised of 158,200,000 class A ordinary shares of par value US$0.0003125 each and 1,800,000 class B ordinary shares of par value US$0.0003125 each;

(b)	the board of directors of the Company be and is hereby granted with fully authority to determine the Effective Date of the Share Consolidation failing which this resolution shall not take any effect;

(c)	each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d)	the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

Proposal No.3

To approve, as a special resolution

THAT the existing second amended and restated articles of association of the Company (the “Articles”) be amended in the following manner with effect from the conclusion of the AGM:-			185,208,726 (100.00%)	1 (0.00%)	0 (0.00%)

(a)	(i)	Article 58 of the Articles shall be deleted in its entirety and replaced by the following new Article 58:-

“The Company shall, if required by the Statutes, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. An annual general meeting of the Company shall be held at such time and place as may be determined by the Board. A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence at such meetings.”;

	(ii)	Article 161(a) of the Articles be amended by inserting the words “(if so being held)” after the words “annual general meeting” in the first sentence of Article 161(a);

	(iii)	Article 161(b) of the Articles shall be deleted in its entirety and replaced by the following new Article 161(b):-

“Subject to paragraph (c) below, every balance sheet of the Company shall be signed on behalf of the Board by two (2) of the Directors and a copy of every balance sheet (including every document required by law to be comprised therein or annexed thereto) and profit and loss account, together with a copy of the Directors’ report and a copy of the Auditors’ report thereon, shall be sent to each Shareholder as soon as practicable to do so. The Board shall have the discretion to lay these documents before the Company at any annual general meeting (if so being held) held in accordance with Article 58 in which case, the documents shall be delivered or sent to each Shareholder at least ten (10) days before the date of the general meeting, provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any Shares, but any Shareholder to whom a copy of those documents has not been sent shall be entitled to receive a copy free of charge on application at the Head Office or the Registered Office.”;

	(iv)	Article 161(c) of the Articles shall be deleted in its entirety and replaced by the following new Article 161(c):-

“Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 161(b) shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summarised financial statements derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summarised financial statements, a complete printed copy of the Company’s annual financial statement and the directors’ report thereon.”;

	(v)	Article 162(b) of the Articles shall be deleted in its entirety and the words “[Intentionally deleted] shall be inserted;

	(vi)	Article 163 of the Articles shall be amended by inserting the words “(if so being held)” after the words “annual general meeting” in the last sentence of Article 163;

	(vii)	Article 164 of the Articles shall be deleted in its entirety and the words “[Intentionally deleted] shall be inserted;

(b)	each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(c)	the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

Proposal No.4

To approve, as a special resolution

THAT subject to ordinary resolution no. 2 in the notice of annual general meeting of the Company dated December 19, 2025 (the “AGM Notice”) being approved and with effect upon the Share Consolidation (as defined in the aforesaid resolution) becoming effective:-		185,208,726 (100.00%)	1 (0.00%)	0 (0.00%)

(a)	the third amended and restated memorandum and articles of association of the Company (the “New M&A”) consolidating all of the amendments described in special resolution no. 3 in the AGM Notice and reflecting consequential changes to the share capital and par value of shares of the Company immediately following the Share Consolidation, as marked-up in the form set out in Annex I to the AGM Notice, be and are hereby approved and adopted as the new memorandum and articles of association of the Company (in clean form without blackline upon adoption) in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company;

(b)	each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(c)	the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

Proposal No. 5

To approve, as a special resolution:

THAT subject to ordinary resolution no. 2 in the notice of annual general meeting of the Company dated December 19, 2025 (the “AGM Notice”) being approved and the Share Consolidation (as defined in the aforesaid resolution) became effective, with effect from such date and time to be determined by the board of directors of the Company (the “Effective Date”) provided that such date shall fall within six months from the date of this resolution:		185,204,936 (100.00%)	3,791 (0.00%)	0 (0.00%)

(a)	every five issued and unissued shares (namely, both class A ordinary shares of par value US$0.0003125 each and class B ordinary shares of par value US$ US$0.0003125 each) in the share capital of the Company be consolidated into one (1) share of par value US$0.0015625 each (the “Second Share Consolidation”) so that the authorised share capital of the Company shall be changed from US$50,000 consisting of 160,000,000 shares of par value US$0.0003125 each comprised of 158,200,000 class A ordinary shares of par value US$0.0003125 each and 1,800,000 class B ordinary shares of par value US$0.0003125 each to US$50,000 consisting of 32,000,000 shares of par value US$0.0015625 each comprised of 31,640,000 class A ordinary shares of par value US$0.0015625 each and 360,000 class B ordinary shares of par value US$0.0015625 each;

(b)	the board of directors of the Company be and is hereby granted with fully authority to determine the Effective Date of the Second Share Consolidation failing which this resolution shall not take any effect;

(c)	each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d)	the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMFINE CREATION HOLDINGS GROUP LIMITED

By:	/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: December 31, 2025